[SCANSOFT LOGO]

                                    Filed by ScanSoft, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                Subject Company: SpeechWorks International, Inc.
                                                  Commission File No.: 000-31097

                                                                    NEWS RELEASE
                                                             FROM SCANSOFT, INC.

                                                           FOR IMMEDIATE RELEASE


CONTACTS:

RICHARD MACK                                                      JONNA SCHUYLER
Director, Corporate Communications                      Corporate Communications
ScanSoft, Inc.                                                    ScanSoft, Inc.
Tel: 978-977-2175                                              Tel: 978-977-2038
Email: richard.mack@scansoft.com              Email: jonna.schuyler@scansoft.com



                   SCANSOFT POSTS RECORD FIRST QUARTER REVENUE

   Strong International Performance and Record Speech Revenue in All Products
                         Drive 17% Year-Over-Year Growth

PEABODY, MASS., MAY 6, 2002 - ScanSoft, Inc. (Nasdaq: SSFT), a leading supplier of digital imaging, speech and language solutions, today announced financial results for the first quarter ended March 31, 2003.

ScanSoft reported first quarter 2003 revenue of $27.8 million, a 17 percent increase over first quarter 2002 revenue of $23.8 million. Net income before amortization of acquisition-related intangible assets and restructuring charges was $3.0 million, or $0.04 per diluted share, compared with $2.7 million, or $0.04 per diluted share, for the first quarter of 2002. After including amortization of acquisition-related intangibles and restructuring charges, ScanSoft reported first-quarter 2003 net income of $0.1 million, or breakeven per diluted share, compared with a first-quarter 2002 net loss of $2.9 million, or $0.05 per diluted share.

During the first quarter, the company substantially completed the consolidation of facilities and personnel following the closing of the Philips Speech Processing acquisition. As a result, in the first quarter of 2003, ScanSoft recorded associated restructuring charges totaling approximately $0.5 million.

COMMENTS ON THE FIRST QUARTER

"ScanSoft began 2003 with record first quarter revenue, driven by strong performance throughout our speech business and continued growth across international channels, which offset some weakness in our North American capture business," said Paul Ricci, ScanSoft's chairman and CEO. "In the first quarter we continued to see the benefits of our performance in on-time product delivery, our investments in international sales channels and our broadening portfolio of speech solutions."

During the quarter, ScanSoft experienced robust growth in each of its speech segments, including dictation, network telephony and embedded solutions. The company launched new versions of the Dragon NaturallySpeaking product family in domestic and international channels. The Dragon NaturallySpeaking launch will continue as the company introduces solutions for medical and legal markets and international editions for six languages. In addition, ScanSoft continued to enhance its



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ScanSoft Posts Record First Quarter Revenue
May 6, 2003
Page 2 of 9


award-winning RealSpeak product offerings and speech recognition engines with additional language and platform support. During the quarter, the company signed a host of agreements for its telephony-based speech solutions, particularly in international markets, with partners and customers including Belgacom, KPN, InterTel and NTT DoCoMo.

In addition, the company signed a series of agreements with IBM that extend the companies' speech technology and applications across enterprise, desktop and multimodal environments. The agreements encompass dictation, text-to-speech and telephony applications through which IBM will assist ScanSoft in porting its telephony-based applications to the IBM WebSphere Platform; IBM has expanded its license agreement for ScanSoft RealSpeak TTS to include 20 languages; and IBM has awarded ScanSoft global distribution rights for IBM ViaVoice desktop dictation products.

Within imaging, ScanSoft launched new versions of its award-winning digital paper management product, PaperPort, adding PDF creation and other valuable document automation features. With the new release, ScanSoft now offers two versions - an Office edition designed to optimize the capabilities of networked MFP devices and address growing demand for distributed paper management solutions; and a Deluxe edition designed specifically for small office users and consumers. Even though the company launched PaperPort near the end of the quarter, ScanSoft achieved a record quarter for PaperPort and completed its most successful upgrade program ever. Also in the first quarter, the company signed new or expanded license agreements with companies such as Freedom Scientific, Kyocera Mita, Lexmark and Xerox and expanded relationships with a number of federal agencies, including several defense organizations.

International sales accounted for approximately 33 percent of total company revenue for the first quarter 2003. ScanSoft ended the quarter with cash balances of $20.3 million.

COMMENTS ON THE PHILIPS SPEECH PROCESSING ACQUISITION

On January 30, 2003, ScanSoft closed the acquisition of the Speech Processing Telephony and Voice Control business units and related intellectual property from Royal Philips Electronics (NYSE: PHG, AEX: PHI). With the acquisition of the Philips business units complete, ScanSoft will leverage this technology into broader penetration and increased market share in the high-growth automotive, embedded and telephony markets.

COMMENTS ON THE SPEECHWORKS ACQUISITION

Subsequent to the close of the first quarter, on April 24, 2003, ScanSoft and SpeechWorks International (NASDAQ: SPWX) announced a definitive agreement for ScanSoft to purchase all of the outstanding common stock of SpeechWorks. The combination of ScanSoft and SpeechWorks will result in a global organization with the broadest portfolio of speech technologies, applications and services in the industry. The transaction has been approved unanimously by both Boards of Directors and is expected to close by August 1, 2003, pending regulatory and shareholder approvals.


BUSINESS OUTLOOK

"ScanSoft's early success in 2003 is largely the result of our continued emphasis on product delivery and international expansion," added Ricci. "Notwithstanding the ongoing weakness in general IT and corporate spending, the strength of our speech business and growth in international markets gives us confidence to affirm our 2003 guidance."

In 2003, the company expects revenue in the range of $135 million to $140 million in revenue. Earnings per diluted share, before acquisition-related amortization and restructuring charges, are expected to be in the range of $0.33 to $0.35. After acquisition-related amortization and restructuring charges, the


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ScanSoft Posts Record First Quarter Revenue
May 6, 2003
Page 3 of 9


company expects 2003 earnings per diluted share to be in the range of $0.20 to $0.22. The company will provide additional estimates associated with the SpeechWorks agreement upon closing the transaction.

INVESTOR CALL

In conjunction with this announcement, the company will conduct its quarterly conference call at 8:30 a.m. (ET) today, May 6, 2003. ScanSoft's first-quarter conference call also can be heard live by dialing (719) 457-2617 or (800) 231-9012 five minutes prior to the call. A replay of the call will be available beginning at 2:00 p.m. ET on Tuesday, May 6, 2003, through 11:30 p.m. ET on Monday, May 12, 2003. To access the replay, dial (888) 203-1112 or (719) 457-0820 and refer to confirmation code 649137.

The conference call will also be broadcast live over the Internet. Investors interested in listening to the call should log onto the company's Web site at www.scansoft.com at least 10 minutes prior to the broadcast. Investors will also have access to an archived version of the call on the company's Web site.

ABOUT SCANSOFT, INC.

ScanSoft, Inc. (Nasdaq: SSFT) is the leading supplier of imaging, speech and language solutions that are used to automate a wide range of manual processes - saving time, increasing worker productivity and improving customer service. For more information regarding ScanSoft products and technologies, please visit www.scansoft.com.

Trademark reference: ScanSoft, the ScanSoft logo, Dragon NaturallySpeaking, OmniPage Pro, RealSpeak, and PaperPort are registered trademarks or trademarks of ScanSoft, Inc. in the United States and other countries. All other company or product names mentioned may be the trademarks of their respective owners.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with ScanSoft's proposed acquisition of SpeechWorks, ScanSoft intends to file a registration statement on Form S-4. Further, ScanSoft and SpeechWorks intend to file with the SEC and mail to their respective stockholders a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ScanSoft, SpeechWorks and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the Securities and Exchange Commission's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained by contacting ScanSoft or SpeechWorks

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft's proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 30, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from ScanSoft.

SpeechWorks and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in SpeechWorks' proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 25, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from SpeechWorks.


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ScanSoft Posts Record First Quarter Revenue
May 6, 2003
Page 4 of 9


SAFE HARBOR STATEMENT

This press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements relating to future revenues, earnings and earnings per share; existing products and services as well as the introduction of new products and services; the future performance of the speech and language business and the digital imaging business; the ability of ScanSoft to realize the anticipated benefits from the acquisition of the Philips Speech Processing Voice Control and Telephony business units; the ability of ScanSoft to close the acquisition of the SpeechWorks International and to realize the anticipated benefits from the acquisition; and future prospects regarding product lines, sales channels and international operations. Such statements are based on current expectations that are subject to a number of risks and uncertainties, and actual results may differ materially. These risks and uncertainties include, without limitation, the following: difficulties with integrating product plans and operations of acquired businesses; economic conditions in the United States and abroad; ScanSoft's ability to control and successfully manage its expenses, inventory and cash position; fluctuations in demand for ScanSoft's existing and future products; the effects of competition, including pricing pressure; possible defects in products and technologies; ScanSoft's dependence on OEM customers; and difficulties obtaining the approvals necessary to complete the proposed merger with SpeechWorks. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in ScanSoft's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2002, its most recent quarterly reports on Form 10-Q, and its 424(b)(1) Prospectus, filed on February 11, 2003. ScanSoft undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this document.

ScanSoft's consolidated statements of operations and condensed balance sheet follow.




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ScanSoft Posts Record First Quarter Revenue
May 6, 2003
Page 5 of 9


                                 ScanSoft, Inc.
          Supplemental Condensed Consolidated Statements of Operations Excluding amortization of intangible assets and restructuring charges
                      (in 000's, except per share amounts)
                                    Unaudited

                                                        Three months ended
                                                             March 31,
                                                       --------------------
                                                         2003        2002
                                                       --------    --------

Revenue                                                $ 27,836    $ 23,765

Costs and expenses:
   Cost of revenue                                        4,302       4,129
   Research and development                               7,177       6,986
   Selling, general and administrative                   13,261       9,711
                                                       --------    --------

Total costs and expenses                                 24,740      20,826

Income from operations                                    3,096       2,939

Other income (expense), net                                  22         (75)
                                                       --------    --------

Income before income taxes                                3,118       2,864

Provision for income taxes                                   95         206
                                                       --------    --------

Net income                                             $  3,023    $  2,658
                                                       ========    ========

Net income per share:  basic                           $   0.04    $   0.04
                                                       ========    ========

Net income per share:  diluted                         $   0.04    $   0.04
                                                       ========    ========

Weighted average common shares:  basic                   67,689      65,866
                                                       ========    ========

Weighted average common and
common equivalent shares:  diluted                       77,220      72,661
                                                       ========    ========


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ScanSoft Posts Record First Quarter Revenue
May 6, 2003
Page 6 of 9

                                 ScanSoft, Inc.
                 Condensed Consolidated Statements of Operations
     Including amortization of intangible assets and restructuring charges
                      (in 000's, except per share amounts)
                                    Unaudited

                                                                  Three months ended
                                                                       March 31,
                                                                 ---------------------
                                                                   2003         2002
                                                                 --------     --------

Revenue                                                          $ 27,836     $ 23,765

Costs and expenses:
   Cost of revenue                                                  4,302        4,129
   Cost of revenue from amortization of intangible assets           2,057        3,542
   Research and development                                         7,177        6,986
   Selling, general and administrative                             13,261        9,711
   Restructuring and other charges                                    529        1,041
   Amortization of intangible assets                                  361          957
                                                                 --------     --------

Total costs and expenses                                           27,687       26,366

Income (loss) from operations                                         149       (2,601)

Other income (expense), net                                            22          (75)
                                                                 --------     --------

Income (loss) before income taxes                                     171       (2,676)

Provision for income taxes                                             95          206
                                                                 --------     --------

Net income (loss)                                                $     76     $ (2,882)
                                                                 ========     ========

Net income (loss) per share:  basic                              $   0.00     $  (0.05)
                                                                 ========     ========
Net income (loss) per share:  diluted                            $   0.00     $  (0.05)
                                                                 ========     ========

Weighted average common shares:  basic                             67,689       62,304
                                                                 ========     ========
Weighted average common shares:  diluted                           77,220       62,304
                                                                 ========     ========


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ScanSoft Posts Record First Quarter Revenue
May 6, 2003
Page 7 of 9

                                 ScanSoft, Inc.
                      Condensed Consolidated Balance Sheet
                            (Unaudited, in thousands)



                         Assets                        March 31, 2003     December 31, 2002


Current assets:
         Cash and cash equivalents                        $ 20,277            $ 18,853
         Accounts receivable, net                           19,482              15,650
         Receivable from related party                       1,231               1,518
         Prepaid expenses and other current assets           5,486               4,408
                                                          --------            --------
                      Total current assets                  46,476              40,429

Goodwill, net                                               97,117              63,059
Other intangible assets, net                                49,569              33,823
Property and equipment, net                                  3,387               2,846
Other assets                                                 1,207               3,533
                                                          --------            --------
Total assets                                              $197,756            $143,690
                                                          ========            ========

           Liabilities and stockholders' equity

Current liabilities:
         Short term note payable                          $  5,468            $  3,273
         Accounts payable and accrued expenses              20,770              16,858
         Deferred revenue                                    2,782               1,790
         Other current liabilities                           9,057               1,666
                                                          --------            --------
                      Total current liabilities             38,077              23,587
                                                          --------            --------
Long term portion of deferred revenue                          209                 244
Long term note payable                                      27,524                  --
Other long term liabilities                                  6,321                 481
                                                          --------            --------
Total liabilities                                           72,131              24,312
Stockholders' equity:                                      125,625             119,378
                                                          --------            --------
Total liabilities and stockholders' equity                $197,756            $143,690
                                                          ========            ========


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ScanSoft Posts Record First Quarter Revenue
May 6, 2003
Page 8 of 9

                      ScanSoft, Inc.
   Reconciliation of Supplemental Financial Information
           (in 000's, except per share amounts)
                        Unaudited

                                                                    Three months ended
                                                                         March 31,
                                                                   ----------------------
                                                                     2003          2002
                                                                   --------      --------

NON-GAAP FINANCIAL MEASURES:


GAAP GROSS MARGIN                                                        77%           68%
Cost of revenue from amortization of intangible assets                    8%           15%
                                                                   --------      --------
Non-GAAP gross margin                                                    85%           83%
                                                                   ========      ========

GAAP NET INCOME (LOSS)                                             $     76      $ (2,882)
Cost of revenue from amortization of intangible assets                2,057         3,542
Amortization of intangible assets                                       361           957
Restructuring and other charges                                         529         1,041
                                                                   --------      --------
Net income excluding acquisition related amortization
   and restructuring charges                                       $  3,023      $  2,658
                                                                   ========      ========
Net income per share, excluding acquisition related
   amortization and restructuring charges:  basic                  $   0.04      $   0.04
                                                                   ========      ========
Net income per share, excluding acquisition related
   amortization and restructuring charges:  diluted                $   0.04      $   0.04
                                                                   ========      ========
Shares used in computing net income per share, excluding
   acquisition related amortization and restructuring charges:

Weighted average common shares:  basic                               67,689        65,866
                                                                   ========      ========
Weighted average common and
   common equivalent shares: diluted                                 77,220        72,661
                                                                   ========      ========

                                                                     Low           High

GAAP ANNUAL EPS GUIDANCE                                           $   0.20      $   0.22
   Impact of amortization of intangible assets and
   restructuring charges                                           $   0.13      $   0.13
                                                                   ----------------------
   NON-GAAP Annual EPS Guidance                                    $   0.33      $   0.35
                                                                   ======================



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ScanSoft Posts Record First Quarter Revenue
May 6, 2003
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This press release and the reconciliation contained herein, disclose certain financial measures that exclude acquisition-related amortization and restructuring charges that may be considered non-GAAP financial measures. Generally a non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles in the United States. These non-GAAP financial measures are provided to enhance the user's overall understanding of ScanSoft's current financial performance and ScanSoft's prospects for the future. Management believes that these measures present a more representative measure of ScanSoft's operating performance because they exclude the impact of acquisition-related amortization and restructuring charges. These measures, however, should be considered in addition to, and not as a substitute for, or superior to, other measures of financial performance prepared in accordance with generally accepted accounting principles. The non-GAAP measures included in our press release have been reconciled to the nearest GAAP measure.